

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Paul Schmidt
Chief Financial Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196
South Africa

>   **Re: Gold Fields Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed March 30, 2023**
>   **File No. 001-31318**

Dear Paul Schmidt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022 Filed March 30, 2023

Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act, page 30

1.   We note your summary disclosure includes operating properties, however does not appear to include all properties in which you have a direct or indirect economic interest, as required by Item 1303(a)(1) of Regulation S-K. For example we note your disclosure on page 84 of your Integrated Annual Report regarding strategic investments that have not been included in your summary table. Please revise your summary disclosure to include all properties in which you have a direct or indirect economic interest, as required by Item 1303(a)(1) of Regulation, including the disclosure required under Item 1303(b) of Regulation S-K.

Exhibits

2.   We are unable to locate your mining and processing schedule in the Cerro Corona Copper and Gold Mine technical report summary dated December 31, 2022, filed as Exhibit 96.8. For example, page 95 includes a reference to the Cerro Corona Copper and Gold Mine mining and processing schedule in Section 12.2, however the schedule appears to be missing. Additionally in Table 19.1.1 on page 96 of the Cerro Corona technical report summary, we are unable to reconcile the quantities sold, with the LOM processed, when applying the recovery percentage. Please advise.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation